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Business Conduct Standards

Table of Contents

Purpose	3
Compliance	4
Related Policies and Guidelines	5
Conflict of Interest	6
Confidential and Other Information	7
Fair Dealing and Anti-Competition	8
Our Relationships with Customers, Suppliers and Competitors	9
Corporate Authorizations	10
Company Assets	11
Environment	12
Communicating Mechanism	13
Conclusion	15

Purpose

Shaw’s Business Conduct Standards are a written statement of the ethical principles — based upon integrity, respect, teamwork, quality, innovation and citizenship — to be used as a guide to follow while conducting Shaw business. “Shaw” or the “Company” means Shaw Communications Inc. and its subsidiaries (including Shaw Cablesystems G.P., Shaw Satellite G.P. and Shaw Telecom G.P.) and “Shaw Team” or “team members” means Shaw’s Board of Directors, officers and employees, including contractors, agents and consultants. This statement is not a statement of new beliefs or new rules of conduct, but is a reaffirmation of the Shaw Team’s existing values and practices.

We encourage members of the Shaw Team to discuss freely with their supervisor or manager any matter concerning their own or the Company’s welfare and we trust each team member will:

•	ensure customer satisfaction by dealing in good faith with all customers and by providing quality products and services, and courteous and prompt service;

•	protect and enhance our shareholders’ investments by providing timely and accurate disclosure of information; and

•	create a workplace based upon mutual respect amongst co-workers.

Compliance

We expect team members to comply with the letter and spirit of all applicable laws and regulations. In the absence of laws, regulations or written policies, we ask members of the Shaw Team to act fairly, impartially and in a proper manner using the Business Conduct Standards and our online Company Practices & Guidelines located on Shaw Central as our guides.

In situations where the right ethical behaviour is unclear, or where there may be the appearance of a contravention of these guidelines, we support each other in seeking advice and clarification. We encourage team members to seek guidance from their manager or supervisor or Shaw’s Human Resources Department when not certain of the appropriate action to take in any circumstance. We also expect and require team members to bring forward and report issues and concerns when they first become aware of them. See the section of the Business Conduct Standards entitled “Communicating Mechanism”.

Vice-Presidents, Directors and Managers

Shaw’s management team has the additional responsibility to lead by example in order to promote and maintain a climate in which honest and ethical business conduct is the norm; to encourage open discussion and resolution of all business concerns; and to accept and investigate reports of possible misconduct as confidentially and as fairly as possible.

Accounting and Finance Team Members

Team members with accounting and finance-related job functions must make diligent efforts to ensure that all of the Company’s books, records, accounts and financial statements are maintained and prepared, in reasonable detail, so as to appropriately reflect the Company’s transactions and financial position, in compliance with applicable financial reporting and accounting laws and principles. Team members who have concerns or complaints regarding questionable accounting, internal accounting controls or auditing matters of the Company are encouraged to raise such matters in accordance with these Business Conduct Standards.

CEO, President, CFO and Senior Vice Presidents

In addition to their obligations as part of Shaw’s management team, Senior Officers are also required to make full, fair, accurate, timely and understandable disclosure in reports and documents that Shaw files with government authorities and in other public communication documents.

Board of Directors

Members of Shaw’s Board of Directors are required to notify the Chair of the Corporate Governance Committee of the Board of Directors or Shaw’s lead director (through Shaw’s Corporate Secretary or otherwise) of any real or potential perceived conflict of interest or other ethical issues which arise during the course of their board service.

Related Policies and Guidelines

Team members are reminded that, in addition to these Business Conduct Standards, there are other policies, guidelines and standard practices of the Company dealing with specific matters in more detail. Also, there may be specific laws or regulations (e.g. CRTC orders and decisions, criminal laws, occupational health and safety laws etc.) that apply, the violation of which is strictly prohibited.

Team members may refer, in particular, to our online Company Practices & Guidelines located on Shaw Central, to review:

Harassment and Personal Discrimination Policy
Health and Safety Policy
Security Policy
Corporate Disclosure Guidelines

Team members are also encouraged to refer to other Company policies, guidelines or standard practices that may apply to their specific situation or to otherwise speak to their supervisors to ensure that we meet our commitment to ethical business practices.

Conflict of Interest

A conflict of interest can arise in any number of situations. It occurs most often when we, as part of the Shaw Team, or when a team member’s immediate family or friends, obtain a personal benefit at the expense of the Company. Any activity, investment, interest or association that interferes or might appear to interfere with our independent judgment or objectivity in performing our jobs or fulfilling our ethical or fiduciary duties is a conflict of interest. Therefore, we expect that team members will not:

•	perform services for or have a material interest (as a guideline, more than 5% of the personal net worth of the team member or the team member’s immediate family) in a private company that is a supplier, non-residential customer or competitor of Shaw;

•	perform services for or have a material interest (as a guideline, more than 5% of the personal net worth of the team member or the team member’s immediate family) in a publicly traded company that is a supplier, customer or competitor of Shaw;

•	perform outside work which interferes with job performance or fulfillment of ethical or fiduciary obligations, unless discussed with and approved by your supervisor; and

•	exploit the Company’s relationship with suppliers, contractors or other business partners for personal gain.

As it is not possible to list every situation in which a conflict, or an appearance of a conflict, could arise, all team members are encouraged to objectively evaluate their own personal circumstances. Any team member who has concerns about a potential conflict of interest should disclose the situation in confidence to his or her supervisor or the Human Resources Department for review and approval. In the event that any such situation is assessed to be an unacceptable conflict of interest, appropriate remedial action may be necessary.

It may be noted that the Shaw family has a substantial interest in Corus Entertainment Inc., a supplier of content to the Company. This relationship arose from the spin off in 1999 by Shaw of its programming division to create Corus. The Board of Directors of Shaw has determined that this ownership interest is an acceptable exception to these Business Conduct Standards, and it monitors specific transactions between Shaw and Corus on an ongoing basis.

Confidential Information

As a Shaw Team member, during your tenure you may learn about or create personal, private, confidential or proprietary information, which includes, but is not limited to, personal information about Shaw’s customers and employees, Shaw’s trade secrets or technology relating to such items as business strategy, new products under development, key processes, Company-developed software and technology, as well as reports, manuscripts, data, designs and other work products that have been produced or collected (collectively, the “Confidential Information”). Our trade secrets and technology often result from significant investment of our resources and are important assets that help maintain our competitive edge and that must be protected. In addition, federal privacy laws specifically require us to protect the confidentiality of personal information of customers and employees.

We depend on everyone to keep all of such information private and confidential. Each team member may also depend on their supervisor and the Company to keep confidential any personal matters that have been disclosed or discussed.

Team members should use the following guidelines when dealing with Confidential Information:

•	Confidential Information about Shaw, its employees, related companies, customers, suppliers or business partners should not be discussed with anyone other than those who are authorized to receive such information. If you are unsure as to whether certain information is confidential, please check with your supervisor or manager before disclosing the information. If you obtain or find Confidential Information which you should not ordinarily have access to, you should promptly advise your supervisor without disclosing the information to others. Should you create, identify or communicate Confidential Information, it is suggested to mark it as Confidential.

•	Confidential Information obtained as a result of participation on the Shaw Team is not to be used for the purpose of furthering any private interest, as a means of making personal gains, or for any other personal purpose whatsoever.

•	The obligation to maintain confidentiality extends beyond a team member’s termination, resignation or retirement from Shaw.

•	Shaw and its subsidiaries are subject to certain confidentiality obligations under licenses issued by the Canadian Radio-television and Telecommunications Commission (CRTC). Team members who deal with sales, marketing, customer service or affiliation matters should ensure that they are aware of, and comply with, these obligations.

In addition, all team members have a duty of fidelity to the Company and as such should refrain from discussing confidential corporate matters in public forums, i.e. chat rooms, bulletin boards, email, etc.  Team members are encouraged to seek guidance from their supervisor or manager if they become aware of any contraventions of this guideline.

Fair Dealing and Anti-Competition

It is our obligation to comply with fair dealing and anti-competition laws designed to preserve and protect competition in goods and services that are critical to the business environment in which our Company operates. Violations of the anti-competition laws may lead to lawsuits exposing the Company to criminal charges, fines, damages and operational restrictions.

Some of the key areas that anti-competition laws impact are agreements or activities with competitors that directly or indirectly affect prices or lessen competition in one or more markets; agreements with competitors not to buy from a supplier or sell to a particular customer; and advertising and promotional programs that may be construed to be misleading or anti-competitive.

Team members should endeavour to deal fairly with all of the Company’s customers, suppliers and competitors and should not take unfair advantage of anyone through manipulation, concealment, misrepresentation or any other unfair dealings or practices.

We ask that team members also take special care in discussing past, present or future prices, pricing policies, bundling, discounts or allowances, royalties, terms or conditions of sale, costs, choice of customers, territorial markets, production, quotas, and allocation of customers or territories with a competitor.

We also ask team members to inform Senior Management immediately if any government officials request information concerning the Company’s operations or dealings with competitors.

Our Relationships with Customers, Suppliers and Competitors

Exchanges of gifts (e.g. sports tickets, Christmas baskets) or hospitality (e.g. dinner, golf) are part of doing business. However, we must be careful not to compromise or appear to compromise our Business Conduct Standards or ethical principles as a result.

In general, team members will not, nor should any friend or member of their immediate family, give, accept or receive – directly or indirectly – any gifts or entertainment of greater than nominal value, money, loans or any other preferential treatment to or from any Shaw supplier, contractor, customer or competitor. All gifts should be reported to your immediate supervisor or manager or, if more appropriate, the Human Resources Department.

Receiving gifts of greater than nominal value must by approved by a Senior Officer or if appropriate, the Chief Executive Officer, prior to acceptance. This includes both tangible and intangible gifts such as vendor paid events, conferences and trips. Please refer to our Expense Guidelines for further details.

You may be able to determine whether offering or accepting a gift or hospitality is acceptable or appropriate by asking yourself:

•	Am I being asked to do something out of the ordinary, and would I be uncomfortable doing it?

•	How would accepting or giving the gift or hospitality appear to others at Shaw, my peers or the general public?

•	Do I have the authorization to do this?

•	Will my giving or accepting this gift or hospitality give influence when the Company pays or is paid for its products, services, etc.?

•	Should I give or accept this gift or hospitality merely because “it has always been done this way”?

•	Is this gift or hospitality being offered or given because my position at Shaw enables me to influence a Shaw decision in favour of the customer or supplier?

•	Is any effort being made to conceal the gift or hospitality?

If you are unsure as to whether a gift is of nominal value or is otherwise appropriate to give, accept or receive, please check with your supervisor or manager.

Corporate Authorizations

In order to protect the Company, only officers of the Company who have been given specific authority by the Board of Directors are able to bind the Company. Contracts are signed by officers of the Company after they have been approved through specific authorization from Senior Management or the Board of Directors.

Only Senior Management is authorized to speak to the media, financial analysts or investors on behalf of the Company.

Generally, only Senior Management will be asked to represent Shaw in political and government affairs, or to make representations to the government on behalf of the Company. Any team members involved in this role should take special care to ensure that any information provided is true, accurate and complete.

Political contributions made on behalf of Shaw must be made in full compliance with prevailing laws and regulations and require the prior approval of the Company’s Executive Chair or Chief Executive Officer.

Company Assets

All Shaw team members are responsible for safeguarding the Company assets under our control – including funds, property, information and records – and for providing accurate, auditable records of these assets.

Every team member is responsible for the prudent and effective use of all Company funds, including those for travel and entertainment. Please refer to our Expense Guidelines for further details.

Team members may not use Company property or services for personal benefit unless the use of such property and services has been properly approved by management. The personal use of Company-owned land, materials, equipment or assets (including computers and discussing corporate matters in public forums — see the section of the Business Conduct Standards entitled “Confidential Information”) must be approved in advance by a Vice President or by a Senior Officer.

All team members are responsible for using sound judgment when using Shaw’s computer networks and technology, particularly when accessing or sending information electronically. The proper use of electronic media protects the Company from risk. Irresponsible or inappropriate use of Shaw e-mail services, the Internet, Virtual Private Network (VPN), external mail servers, messaging services, unauthorized software or computer networks could result in a violation of law or Company policy. This restriction includes the downloading, sending or resending of pornographic or other unlawful or inappropriate material (e.g. gambling, gaming).

The Company owns all computer accounts and all the data communicated through the computer, and therefore, reserves the right to monitor the use of the Internet and e-mail in order to protect the Company and its interests. For more information regarding our Internet and E-mail guidelines, please refer to the Company Guidelines section of our online Company Practices & Guidelines located on Shaw Central.

Environment

Our business does not generally cause a conflict with environmental laws. However, our cable plants pass through, over and under public and private property. In that regard we must be sensitive to how our actions impact the environment and the aesthetics of the communities in which we operate.

Communicating Mechanism

Obligation to Report
The practice of superior ethical business conduct is the responsibility of every member of the Shaw Team. Team members are required to report, in good faith, any conduct which is believed to be a violation or potential violation of these Business Conduct Standards, preferably before such incidents occur. Failure to report known violations – in effect, turning a blind eye to wrongdoing - may, in itself, be considered to be unethical.

The Company strongly encourages team members to work with their supervisors or managers, the Human Resources Department or any member of Senior Management in raising questions of ethical behaviour and in making any required reports. Reports are handled as confidentially as possible and no team member will suffer recourse solely for making a report in good faith.

Communication of Reports
Team members should first discuss any problems or concerns involving an actual or potential violation of Shaw’s Business Conduct Standards with his or her supervisor or manager. Alternatively, team members may also contact the Human Resources Department in confidence, either in person, by telephone or in writing. Members of the Board of Directors and officers of the Company should report any concerns or issues directly to the Chair of the Audit Committee of the Board of Directors or Shaw’s lead director.

Treatment of Reports
Supervisors and managers will endeavour to investigate and address any issues reported to them or, if necessary or desirable, refer it up through standard management channels. If the team member is not satisfied with the way an issue has been handled, he or she may pursue the matter further through the Human Resources Department, which will independently investigate and attempt to resolve the concerns raised. Alternately, the team member may report the matter directly to Shaw’s Business Conduct Standards Committee or to the Chair of Shaw’s Audit Committee (see below).

Every effort will be made to maintain confidentiality during this process. The Company will not discharge, demote, suspend, threaten, harass or in any manner retaliate against any team member as a result of reports made in good faith. Any attempt to retaliate against a team member should be reported to the Chair of the Audit Committee or Shaw’s lead director and may lead to disciplinary action against the person attempting to retaliate.

Accounting-Related Concerns
We encourage team members to contact the Chief Financial Officer or Vice-President, Finance should team members require clarification regarding the Company’s accounting practices or policies. After such consultation, or if such consultation is not appropriate, team members with concerns involving accounting, internal accounting controls or auditing matters may submit a confidential, anonymous letter outlining their concerns to the Chair of the Audit Committee of the Board of Directors. The letter may be submitted in a sealed envelope marked “Private and Confidential – Attention: Chair of the Audit Committee, c/o Human Resources Department” and addressed to the Company’s head office at Shaw Court, Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta, T2P 4L4. Envelopes addressed in this matter will be forwarded unopened to the Chair of the Audit Committee. The team member’s identity will be treated anonymously and confidentially, unless the team member permits it to be disclosed or unless required by law.

The Chair of the Audit Committee will assess, investigate and work to resolve all concerns submitted to him or her, in such manner and involving only such persons as the Chair determines to be necessary or desirable (including independent, outside investigators and advisors, if appropriate). A record of concerns submitted, the results of any investigation as well as any recommended remedial action will be retained in confidence by the Chair in compliance with applicable laws and the Company’s document retention procedures.

Business Conduct Standards Committee
A team member, the Human Resources Department or the Chair of the Audit Committee may, at their discretion, refer specific issues to Shaw’s Business Conduct Standards Committee for further review and resolution. Such matters typically would involve material violations of Shaw’s Business Conduct Standards, violations not otherwise satisfactorily resolved, and matters requiring special or outside expertise.

The Committee will be composed of a management representative from each of the Operations, Human Resources, Legal and Finance departments. A list of these representatives, and a means to contact the Committee, is posted on Shaw Central.

Disclosure of Compliance
Any supervisor or manager who is advised of a concern or complaint by a team member with respect to the Business Conduct Standards will report such matter on a confidential basis to the Human Resources Department, the Business Conduct Standards Committee or the Chair of the Audit Committee, regardless of the materiality of the matter. On a periodic basis, or as may otherwise be necessary, the Business Conduct Standards Committee (and if applicable, the Chair of the Audit Committee) will report, in summary form, to the Board of Directors, or its committees, on reported violations, if any, of Shaw’s Business Conduct Standards. The Board of Directors, through its committees, will monitor on-going compliance and will take all such reasonable action as they, in their discretion, feel necessary or desirable to preserve and promote the principles set out in Shaw’s Business Conduct Standards.

For further information on our guidelines for responding to team member concerns, please refer to the Company Guidelines section of the online Company Practices & Guidelines located on Shaw Central.

Conclusion

We are confident that we can rely on every team member of the Company to do his or her part in following our Business Conduct Standards. If any individual is found to have authorized, condoned, participated in, concealed or failed to report actions that violate our standards, disciplinary action may be taken up to and including the termination of their employment with cause.

We ask all team members to conduct themselves in a manner that protects and enhances the value and reputation of Shaw and its employees and shareholders. We trust that our team members will use this document as a guide to ensure that we do the right thing and that we behave in a manner that demonstrates our commitment to ethical business practices and our respect for others.